Exhibit (a)(1)

CERTIFICATE OF TRUST

of

SOUND POINT ALTERNATIVE INCOME FUND

This Certificate of Trust for Sound Point Alternative Income Fund (the “Trust”), a statutory trust, is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) and sets forth the following:

1.	The name of the trust is: Sound Point Alternative Income Fund

2.	The name and address of the Registered Agent in the State of Delaware is:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

3.	The Trust is or will become prior to or within 180 days following the issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

4.	This certificate shall be effective upon filing.

5.	The business of the Trust will be managed in accordance with the Trust’s Declaration of Trust as such document may be amended from time to time.

6.	Notice is hereby given that the Trust is or may hereafter be constituted a series trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof.

IN WITNESS WHEREOF, the undersigned, as the Trustee of the Trust, has caused this Certificate of Trust to be duly executed as of this 18th day of November, 2015.

By:	/s/ Scott J. Bronner
Name:	Scott J. Bronner, Initial Trustee